ANNEX VI
TO
SECURITIES PURCHASE AGREEMENT

COMPANY'S SEC DOCUMENTS

1.   See schedule of documents available on EDGAR below.

2.   Other: NONE

Documents Available on EDGAR

Annual Report on Form 10K-SB for the fiscal year ended December 31, 2003, as filed with the SEC on April 19, 2004

Current Reports on Form 8-K filed with the SEC on
        February 3, 2004
        February 18, 2004
        April 5, 2004

Amended Current Report on Form 8-K/A filed with the SEC on March 5, 2004

Preliminary Information Statement on Form 14C filed with the SEC on May 13, 2004